Exhibit 6.4

AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT

This Amendment No. 1 effective as of October 31, 2017 (this “Amendment”) to the Employment Agreement dated as of November 3, 2014 (the “Agreement”) is entered between PogoTec, Inc., a Delaware corporation with a principal place of business 4502 Starkey Road, Suite 109, Roanoke, Virginia 24018 (the “Company”), and Ronald D. Blum, an individual having an address at 5320 Silver Fox Road, Roanoke, Virginia 24018 (“Executive”) is effective as of August 1, 2017. Capitalized terms used in this Amendment that are not otherwise defined herein shall have the respective meanings set forth in the Agreement

W I T N E S S E T H:

WHEREAS, the Parties wish to amend Executive’s title and duties as set forth in the Agreement.

NOW, THEREFORE, the Parties hereby amend the Agreement as follows:

1.	Section 1. Employment. Sections 1.1 through 1.3 shall be deleted in their entirety and replaced with the following:

1.1	General. Employer hereby employs Executive as its Chief Visionary Officer (“CVO”), and Executive hereby accepts such employment, on the terms and conditions hereinafter set forth.

1.2	Duties. The CVO role shall be specified by Brendan Sheil but mutually agreed to by Executive. Such role shall come with a 12-month budget approved by the Board of Directors which shall be put in place within 60 days after the Company has secured an additional $10,000,000 in investment capital (“Investment Threshold”).

1.3	Full Time Position. Executive acknowledges that his Employment (present or consulting option) is a full-time position; provided, however, the Company acknowledges and agrees that Executive has other companies and may attend to outside investment and serve as a director, trustee or officer of or otherwise participate in educational, welfare, social religious, civic organizations and Executive’s other businesses. Notwithstanding the foregoing, for as long as Executive works for the Company in a full-time position (present or consulting option), Executive shall always give priority to the Company’s activities over that of all other outside activities listed in the prior sentence. It is anticipated that Executive’s workload will vary from week to week and month to month and there will be no required number of hours of service at any given time. Executive shall have the option at any time during the next 12 months to convert Executive’s Employment to a consulting relationship with Employer by providing a minimum of 60 days prior written notice. Such consulting period shall have a term of no less than 12 months from the date of exercising said option and the position shall be a full-time consulting position, provided that it is similarly agreed that it is anticipated that Executive’s consulting workload will vary from week to week and month to month and there will be no required number of hours of service at any given time. Consulting fees shall be payable at the same annual dollar rate Executive is being paid and paid in accordance with the payment timing of all employees. Such consulting agreement shall be limited to that of assisting with the Company’s intellectual property. Employer further agrees that the consultant will be provided with appropriate personnel and legal assistance required to fulfill the needs of developing and enforcing intellectual property. Should a disagreement occur as the number of support personnel and or expenses required to properly fulfill the consultant’s role, the Board of Directors will mediate.

Should Executive exercise such option to become a consultant the 12-month consulting term will become the sole severance package for Executive unless the contract is renewed by the Company and consultant.

2.	Section 2.1. Section 2.1 shall be deleted in its entirety and replaced with the following: Section

2.1. Salary.

Employer will pay to Executive, and Executive will accept, as full compensation for any and all services rendered and to be rendered by him during the Employment Period to Employer in all capacities, a base salary at the annual rate of $240,000.00 (the “Base Salary”) less applicable withholding. However, notwithstanding the foregoing, effective September 18, 2017, only installments totaling $15,500 will be paid until the Company has achieved the Investment Threshold, with the remainder of Executive’s Base Salary accruing until the Investment Threshold is achieved. Upon achievement of the Investment Threshold, all accrued Base Salary installments will be paid in a lump sum on the Employer’s next payroll date, and Base Salary installments will resume as scheduled thereafter.

3.	Except as hereby amended or added, all other terms of the Agreement shall remain valid in full force and effect and bind the parties without any change. Without limiting the generality of the foregoing, the term “Agreement” as used in the Agreement shall be deemed to be the Agreement as amended by this Amendment.

4.	This Amendment to the Agreement may be executed in one or more counterparts.

5.	This Amendment will be governed by and interpreted under the laws of the Commonwealth of Virginia, without giving effect to the principles of conflicts of laws.

IN WITNESS, WHEREOF, the undersigned parties have executed this Amendment to the Agreement as of the date first set forth above.

POGOTE, INC.

By:	/s/ Brendan B. Sheil
Brendan B. Sheil, Chief Executive Officer

/s/ Ronald D. Blum
Executive – Ronald D. Blum